Part IV-(3)

     The Registrant expects to report a loss for the three and nine months ended September 30, 2008 of $3.5 million and $2.9 million, respectively. The loss for the respective periods reflect a provision for loan losses of $6.4 million and $7.5 million for the respective three and nine month periods. In addition, the Registrant expects to record an other than temporary impairment charge in the third quarter of $517,000.